BONSO ELECTRONICS INTERNATIONAL INC.

VOTE

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Online

Go to **www.investorvote.com/BNSO** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 6:00 PM, Eastern Time, on March 12, 2020.

Shareholder Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for the Bonso Electronics International Inc. Shareholder Meeting to be Held on March 13, 2020

You are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.investorvote.com/BNSO

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/BNSO.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before [10 days before the meeting] to facilitate timely delivery.

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Shareholder Meeting Notice

Bonso Electronics International Inc.'s Annual Meeting of Shareholders will be held on March 13, 2020 at the corporate offices of the Company's China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Peoples Republic of China, at 11:00 a.m. China Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 and 3:

1. Election of each of the following six (6) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:
   01 - Anthony So
   02 - Andrew So
   03 - Albert So
   04 - Kim Wah Chung
   05 - Woo Ping Fok
   06 - Henry F. Schlueter
2. Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2020;
3. To approve an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 850,000 to 1,100,000; and
4. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.investorvote.com/BNSO.**
- **Phone** – Call us free of charge at 1-866-641-4276.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials Bonso Electronics International Inc." in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, requests for a paper copy of proxy materials must be received by 10 days before the meeting.

BONSO ELECTRONICS
INTERNATIONAL INC.

VOTE

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ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 6:00 PM, Eastern Time, on March 12, 2020.

Online
Go to **www.investorvote.com/BNSO** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/BNSO

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

2019 Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of each of the following six (6) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

	For	Withhold		For	Withhold		For	Withhold
01 - Anthony So	☐	☐	02 - Andrew So	☐	☐	03 - Albert So	☐	☐
04 - Kim Wah Chung	☐	☐	05 - Woo Ping Fok	☐	☐	06 - Henry F. Schlueter	☐	☐

	For	Against	Abstain
2. Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2020.	☐	☐	☐
3. Approval of an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 850,000 to 1,100,000.	☐	☐	☐

4. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/BNSO

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BONSO ELECTRONICS INTERNATIONAL INC.

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ANNUAL MEETING OF SHAREHOLDERS
MARCH 13, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 13, 2020 (the "Annual Meeting"), and hereby appoints Anthony So and Andrew So, or either of them, each with the power of substitution, as attorneys and Proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2020; and (3) FOR an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 850,000 to 1,100,000.

C Non-Voting Items

Change of Address – Please print new address below.

Comments – Please print your comments below.

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BONSO ELECTRONICS
INTERNATIONAL INC.

VOTE

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

2019 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of each of the following six (6) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

	For	Withhold		For	Withhold		For	Withhold
01 - Anthony So	☐	☐	02 - Andrew So	☐	☐	03 - Albert So	☐	☐
04 - Kim Wah Chung	☐	☐	05 - Woo Ping Fok	☐	☐	06 - Henry F. Schlueter	☐	☐

	For	Against	Abstain
2. Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2020.	☐	☐	☐
3. Approval of an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 850,000 to 1,100,000.	☐	☐	☐

4. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BONSO ELECTRONICS INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS
MARCH 13, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 13, 2020 (the "Annual Meeting"), and hereby appoints Anthony So and Andrew So, or either of them, each with the power of substitution, as attorneys and Proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2020; and (3) FOR an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 850,000 to 1,100,000.